March 17, 2025

Sally Outlaw
Chief Executive Officer
Worthy Wealth Realty, Inc.
One Boca Commerce Center
551 NW 77 Street, Suite 212
Boca Raton, FL 33487

       Re: Worthy Wealth Realty, Inc.
           Offering Statement on Form 1-A
           Filed February 21, 2025
           File No. 024-12536
Dear Sally Outlaw:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 3, 2025, letter.

Offering Statement on Form 1-A
General

1. We note your revised disclosure and response to prior comment 3. You state on page
       23 that the investments "will provide immediate interest returns" sufficient to enable you to make interested payments on issued bonds. Please disclose the basis for stating that payments will be immediate, and that they will be sufficient to pay interest on the bonds. It appears from page 29 that returns would not be immediate but would be provided to the company only so long as "buildable lots on the subject properties are sold to home builders," which could be subject to approvals, funding and execution of buildable lots.
 March 17, 2025
Page 2
2.     We note your website's table of "Sample 5-Year Investment Returns on
Worthy
       Wealth's Bonds" and similar statements, including "strong, predictable return." Given your lack of operating history, please tell us your basis for these projections and explain the process undertaken to formulate the projections. Please note that your website presentation of the bonds should be treated as an offering for purposes of Rule
       255(a) of Regulation A and Item 17, Exhibit 13 of Form 1-A.
3.     Given the offering has no minimum, please revise your Offering Circular
Summary
       and where appropriate to disclose your plans for funding quarterly interest payments during the period when operations have not generated cash flow.
4.     Similarly, please revise Summary and where appropriate to disclose your plan of
       operations if you do not raise enough to make an initial investment. In this regard, we note you state on page 29 that each investment is anticipated to be between $1 million and $2 million.
5. We note your response to prior comment 8 and the statement that, if the acquisition
       occurs, "each entities    operations, financing, etc., will be separate
and apart from the
       other entities." Please clarify if the entities' operations, financing, etc. are separate and apart without the acquisition. If they are not separate and apart without the acquisition, please revise throughout to explain how they overlap.
Our Business
Plan of Operations, page 28

6. We note your response to prior comment 6. It is still unclear what the nature of the investment instrument will be. You state that the "investments contemplated by the
       Company   s business plan do not involve loans." However, page 29
discloses that the
       investments "will receive interest at a stated rate from the infrastructure developers."
       Are the investment agreements for preferred shares that contemplate quarterly interest payments? It appears that the company will invest alongside infrastructure developers as joint tenants in common. But it is unclear what the terms of the investment will be such that they provide "interest at a stated rate." Please revise to explain the nature of the investment instruments, including any minimum or range of minimum investment returns that are expected to allow you to pay quarterly interest payments to your investors.
7. Please revise the discussion of the investments and "related investment documents" to clarify their anticipated (1) term (e.g., 6 months, 1 year, 3 years, etc.) and (2) tax and liability provisions. For example, it is unclear if the agreements will provide for equal sharing of any tax liabilities among you, the infrastructure developers and any other investors who may be investing in the development project. It appears that as a joint tenant in common, the company will be subject to joint and several liability associated with development projects. Please revise to address material terms and conditions of the arrangements and include risk factor disclosure if material.
8. We note you deleted the statement on pages 7 and 28 that you may not be able to fully carry out your plan of operations "if [you] fail to generate at least $20,000,000 from
       [your] sales of Worthy Wealth Housing Bonds together with revenue from [your]
       investments. Please revise to clarify the approximate amount of funds required to fully carry out your plan of operations.
 March 17, 2025
Page 3

9. Please identify the parties to the investment agreements. For example, disclose if the joint tenant in common arrangements will be between only the company and the infrastructure developer, or if it will be with multiple investors seeking to invest in the infrastructure development. Additionally, clarify if these will have a template or be individually negotiated and significantly different depending on the project. If there is a template, please file a form-of as an exhibit. If however, there will not be a template, please revise to so state, and further clarify the key terms or range of terms that would be expected to apply to the individually-negotiated agreements.
Exhibits

10. We note your response to prior comment 2 and our request for offering materials, including screen shots. Please file test the waters materials as an exhibit to your offering statement. Refer to Item 17 of Form 1-A.
       Please contact Aisha Adegbuyi at 202-551-8754 or James Lopez at 202-551-3536
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance
cc:   Clint J. Gage, Esq.